

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF CONVERSION

From

TRANSPARENT PATH, LLC , a/an WASHINGTON LIMITED LIABILITY COMPANY

to

TRANSPARENT PATH SPC , a/an WASHINGTON SOCIAL PURPOSE CORPORATION , effective on the date indicated below.

Effective Date: 04/13/2020
UBI Number: 604 302 241



Given under my hand and the Seal of the State of Washington at Olympia, the State Capital

Kim Wyman, Secretary of State

Date Issued: 04/13/2020

FILED
Secretary of State
State of Washington
Date Filed: 04/13/2020
Effective Date: 04/13/2020
UBI No: 604 302 241

ARTICLES OF CONVERSION
OF
TRANSPARENT PATH, LLC, a Washington limited liability company TO TRANSPARENT PATH spc, a Washington social purpose corporation

Pursuant to the applicable provisions of the Revised Code of Washington ("***RCW***"), the undersigned limited liability company hereby executes the following Articles of Conversion:

1. **Name of Entity.** The name of the converted entity is Transparent Path, LLC, a Washington limited liability company ("***Converted Entity***"). The Converted Entity will be converted into a Washington social purpose corporation. The name of the entity upon conversion is Transparent Path spc, a Washington social purpose corporation ("***Resulting Entity***").

2. **Plan of Conversion.** The Plan of Conversion dated as of March 30, 2020, incorporated herein by this reference, sets forth the terms by which the Converted Entity will convert into the Resulting Entity (the "***Plan of Conversion***").

3. **Adoption of Plan.** The Plan of Conversion was duly adopted by all of the Members of the Converted Entity as required by the governing statute of the Converted Entity, Chapter 25.15 RCW.

4. **Effective Date.** The conversion shall be effective upon the filing of these Articles of Conversion with the Secretary of State of the State of Washington.

EXECUTED on March 30, 2020.

TRANSPARENT PATH, LLC

DocuSigned by:
Eric Weaver
FDCB1D6F8E104BA...
By: Eric Weaver
Its: Manager

DocuSigned by:
Mark Kurtz
52BD9A8FE245411...
By: Mark Kurtz
Its: Manager

Work Order #: 2020041300200610 - 1
Received Date: 04/13/2020
Amount Received: $240.00

PLAN OF CONVERSION

1.   **Articles of Conversion**. Subject to the terms of this Plan of Conversion, the Company shall file Articles of Conversion with the Secretary of State of Washington, which shall provide that the Company shall henceforth be a Washington social purpose corporation.

2.   **Name and Form of Converted Entity.** Prior to the filing the Articles of Conversion and the Articles of Incorporation with the Secretary of State of Washington (the "***Effective Date***"), the name of the Company is Transparent Path, LLC and the form of the Company is a Washington limited liability company ("***Converted Entity***").

3.   **Name and Form of Resulting Entity.** On the Effective Date, the Converted Entity shall be converted into a Washington social purpose corporation. The name of the entity upon conversion is Transparent Path spc, a Washington social purpose corporation ("***Resulting Entity***").

4.   **Terms and Conditions of Conversion.**

    a.   Equity Conversion. Upon the Effective Date, automatically and without any action on the part of the Members, the Members' membership interests in the Converted Entity shall be converted into a total of 680,000 shares of common stock of the Resulting Entity in proportion to their respective membership interest in the Company. The Members' interest in the Converted Entity is not certificated, and the Members shall not be required to surrender any certificates representing outstanding membership interests in the Company.

    b.   Initial Directors. Upon conversion, the initial directors of the Resulting Entity shall be Eric Weaver and Mark Kammerer.

    c.   Termination of Operating Agreement. On conversion, the operating agreement and any similar agreement of the Converted Entity shall terminate and be of no further force or effect.

5.   **Articles of Incorporation.** The Articles of Incorporation of the Resulting Entity are attached hereto as Attachment 1.

ATTACHMENT 1

ARTICLES OF INCORPORATION

OF

TRANSPARENT PATH spc

TRA084-0001 $9e93da33f5be$8D2ACB7CB215460AA728CBFEE86C0E69.docx

Work Order #: 2020041300200610 - 1
Received Date: 04/13/2020
Amount Received: $240.00

ARTICLES OF INCORPORATION

OF

TRANSPARENT PATH SPC

Pursuant to RCW 23B.02.020 of the Washington Business Corporation Act, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

ARTICLE 1
NAME

The name of this corporation is Transparent Path spc.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") as a social purpose corporation and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1   To engage in any lawful business.

3.2   The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.

3.3   The one or more specific social purpose or purposes of this corporation are: to reduce food waste and risk.

3.4   To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.5   To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

3.6   The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.

ARTICLE 4
CAPITAL STOCK

4.1   **Authorized Capital.** The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a)   Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b)   Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

4.2   **Issuance of Certificates.** The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3   **No Cumulative Voting.** Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4   **No Preemptive Rights.** No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

TRA084-0001 $9a4b05dc34f9$15A5B4D4892B459E918DAF5B6693136E.docx

Work Order #: 2020041300200610 - 1
Received Date: 04/13/2020
Amount Received: $240.00

4.5   **Quorum for Meeting of Shareholders.** A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6   **Authorization to Act by Less Than Unanimous Written Consent of Shareholders.** In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act). No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

4.7   **Reduced Voting Requirements.**   The provisions of this Section 4.7 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8   **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9   **Ratification by Shareholder Vote.**   Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall,

3

insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors.** Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e) If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5 **Limitation of Directors' Liability.** To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1 **Registered Agent and Office.** The street address of the initial registered agent of the corporation shall be 3400 Capitol Blvd. SE, Suite 101, Tumwater, WA 98501; and the registered agent at that office shall be Fairchild Record Search, Ltd.

6.2 **Incorporator.** The incorporator is Eric Weaver, who is over the age of eighteen, and whose address is 220 Second Avenue South, Suite 118, Seattle WA 98104.

6.3 **Amendments to Articles of Incorporation.** Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation.

A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

      6.4   **Correction of Clerical Errors.** The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

      Executed this ___1st___ day of _____April_____, 20_2020_.

By:
—DocuSigned by:

Eric Weaver

—FDC01D0F8F104BA...

Eric Weaver, Incorporator

CONSENT TO SERVE AS REGISTERED AGENT

Fairchild Record Search, Ltd., a Washington corporation, hereby consents to serve as Registered Agent in the State of Washington for Transparent Path spc. Fairchild Record Search, Ltd. understands that as agent for said corporation, it will be responsible to receive service of process in the name of said corporation; to forward all mail to said corporation; and to immediately notify the office of the Secretary of State in the event of its resignation, or of any changes in the registered office address of Transparent Path spc.

Dated this 10th day of ____ April ____, 20 20.

FAIRCHILD RECORD SEARCH, LTD.

By _____
Its: ___President_____

3400 Capitol Blvd. SE, Suite 101
Tumwater, WA 98501

TRA084-0001 $9a4b05dc34f9$15A5B4D4892B459E918DAF5B6693136E.docx

Work Order #: 2020041300200610 - 1
Received Date: 04/13/2020
Amount Received: $240.00



Office of the Secretary of State   Corporations & Charities Division

COVER SHEET FOR CONVERSION OF BUSINESS ENTITY

The undersigned, under penalties of perjury, do hereby attest to the conversion and/or domestication of the specified entity by virtue of the selections and information provided below.

Converting from: *(current domicile and entity type)*

⇩ **Choose 1 domicile** *(required)*

✓	Domestic (Washington)
	Foreign *(list domicile below)*

⇩ **Choose 1 entity type** *(required)*   Governing statute

	Profit Corporation	RCW 23.B
✓	Limited Liability Company (LLC)	RCW 25.15
	Limited Partnership (LP or LLLP)	RCW 25.10
	Limited Liability Partnership (LLP)	RCW 25.05
	unincorporated entity	
	Other: *(list below)*	

Converting to: *(new domicile and entity type)*

⇩ **Choose 1 domicile** *(required)*

✓	Domestic (Washington)
	Foreign *(list domicile below)*

⇩ **Choose 1 entity type** *(required)*   Governing statute

✓	Profit Corporation	RCW 23.B
	Limited Liability Company (LLC)	RCW 25.15
	Limited Partnership (LP or LLLP)	RCW 25.10
	Limited Liability Partnership (LLP)	RCW 25.05
	unincorporated entity	
	Other: *(list below)*	

1. Current name of entity: Transparent Path, LLC

2. UBI# (if available): 604 302 241

3. Name of new entity: Transparent Path spc

4. Date conversion is to be effective: upon filing with the Secretary of State

5. Street and mailing address for service of process if converted organization is foreign: _____

_____

_____

City_____ State or Country_____ Postal Code_____

✱ Attach required documents per RCW   25.15 - Articles of Conversion and Plan of Conversion

X *Eric Weaver*	Eric Weaver	Manager	4/6/2020	+1 206 488 8790
┗ DocuSigned by / FDC61D6F8F104BA...				
Signature	Printed Name	Title	Date	Phone Number

Conversion Cover Sheet   Washington Secretary of State   Revised 6/14



Secretary of State

4/10/2020

Corporations & Charities Division
801 Capitol Way South
PO Box 40234
Olympia, WA 98504-0234

Tel: 360.725.0377

Front Desk Transaction Request Form

☒ Front Desk Wait ($50 fee for Immediate Service)
☐ Routine (Drop Off - 10 business days)
☐ Expedite ($50. Fee Drop off - 2-3 Business Days)

Name: **FAIRCHILD RECORD SEARCH LTD**

Address: **3400 CAPITOL BLVD S.E. STE 101, TUMWATER, WA 98501**

Phone: **360-786-8775**

Email: **BROCK@RECORDSEARCH.COM; FANNY@RECORDSEARCH.COM**

UBI Number	Entity Name	Type of Request
604302241	TRANSPARENT PATH, LLC	C

Type of Transactions:

- ☐ A. Formation/Articles/Registration
- ☐ B. Amendment
- ☒ C. Merger or Conversion
- ☐ D. Annual Report, Amended Report, Reinstatement
- ☐ E. Apostille or Authentication — Country: _____
- ☐ F. Other
- ☐ G. Long Form Certificate of Existence — ☐ EMAIL ONLY
- ☐ H. Short Form Certificate of Existence — ☐ EMAIL ONLY
- ☐ I. Photocopies — ☐ Charter Docs ☐ Other: ________
- ☐ J. Certified Copies — ☐ Charter Docs ☐ Other: ________

SERVICE TYPE	FEE
Filing	
Filing	
Apo	
Certificates	
Records	
Other	
Other	
Expedite Fee	
TOTAL DUE:	

NOTES:

Work Order #: 2020041300200610 - 1
Received Date: 04/13/2020
Amount Received: $240.00



Secretary of State
Kim Wyman

Washington Secretary of State
Corporations and Charities Division
801 Capitol Way South
PO Box 40234
Olympia, WA 98504-0234
(360) 725-0377
corps@sos.wa.gov

04/13/2020

TRANSPARENT PATH SPC
FAIRCHILD RECORD SEARCH, LTD.
PO BOX 1368
OLYMPIA WA 98507-1368

UBI Number: 604 302 241
Business Name: TRANSPARENT PATH SPC

Dear FAIRCHILD RECORD SEARCH, LTD.,

Thank you for your recent submission. This letter is to confirm that the following documents have been received and successfully filed:

CONVERSION

You can view and download your filed document(s) for no charge at our website, www.sos.wa.gov/ccfs

If you haven't already, please sign up for a user account on our website, www.sos.wa.gov/ccfs to file online, conduct searches, and receive status updates.

Please contact our office at corps@sos.wa.gov or (360) 725-0377 if you have any questions.

Sincerely,
Corporations and Charities Division
Office of the Secretary of State
www.sos.wa.gov/corps